Exhibit 17.1

Ron Oklewicz 11927 Triple Crown Rd • Reston, VA 20191 • 703.402.2389

January 11, 2017

Mr. Sonny Roshan

Chairman and CEO

Aeon Global Health

2225 Centennial Drive

Gainesville, GA 30504

Dear Chairman Roshan,

I joined the Board of Directors of Authentidate effective January 2016 with enthusiasm for the possibilities that the announced merger of Authentidate and Aeon Clinical presented. I believed that the merger would enable Authentidate shareholders to survive a NASDAQ delisting, which was brought on by over $200 million in Authentidate operating losses. For Aeon Clinical, the merger presented the opportunity to accelerate its already profitable growth via the public markets, while the synergy of product lines would enable the company to expand its global reach and increase shareholder value.

Mergers are always difficult, but many of the cultural issues that led to Authentidate’s financial failure remain and are continuing to affect the pace of change needed to positively impact Aeon Global Health’s vision and shareholder value. I have strongly voiced my concerns regarding the lack of transparency independent candor, and effective business processes, which has made it difficult for the combined board to establish the trust and cooperation essential to ensuring effective leadership. Since the dubious creation of an executive committee in August, which excluded me as a member, I have had no involvement in any decisions or have even been made aware of meetings that may have led to those decisions. I found this practice unacceptable, particularly since I am an independent board member and the number of pressing issues facing the company. I applauded the recent Board decision to eliminate the executive committee and the Board’s stated intent to focus on resolving the issues impacting the progress of the company by establishing effective processes, only to see this goodwill and focus quickly dissolve over simple questions that I have every right to ask and the continued fabrications regarding my intent for asking them. Given that the majority of the issues facing the company are self inflected, I believe the shareholders of Aeon Global Health are best served by active, independent Board members carrying out their duty of due diligence.

As I verbally advised you and the Board on December 7, 2016, it was my intent not to stand for re-nomination to Aeon Global Health’s Board of Directors in 2017, given the continued lack of transparency, I have decided that its best that I resign from the Aeon Global Board effective immediately.

I trust that all expenses and compensation due to directors under the terms of the Authentidate Bylaws will paid upon receipt of my accounting, which will be provided under separate cover.

I wish the members of Aeon Global Health’s Board of Directors and management much success in the future.

Sincerely,

Ronald C. Oklewicz

Cc: Victor DiGioia

Members of the Board of Directors

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